UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Duff & Phelps Credit

Title of Class of Securities:  Common Stock

CUSIP Number:  26432F109


Check the following line if a fee is being paid with this
statement.    (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Robert Horwitz
         SS #: ###-##-####

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
         275,100

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         275,100

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         275,100

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         5.2%

12. Type of Reporting Person
         IN

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         RH Capital Associates
         Tax ID#: 22-3033645

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         Sole proprietor is a U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:


7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         275,100

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         275,100

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         5.2%

12. Type of Reporting Person
         OO

Item 1(a) Name of Issuer: Duff & Phelps (the "Company")

      (b)Address of Issuer's Principal Executive Offices:
         55 East Monroe Street
         35th Floor
         Chicago, Illinois 60603

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         The principal address of Robert Horwitz, a U.S. citizen, and RH Capital Associates ("RHC"), a sole proprietorship of which Mr. Horwitz is the owner, is 55 Harristown Road, Glen Rock, New
Jersey 07452.

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  26432F109

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

Not Applicable

Item 4.  Ownership.
         Mr. Horwitz and RHC each beneficially owns 275,100 shares of the Company's Common Stock (representing approximately 5.2% of the outstanding shares of such Common Stock). Each of Mr. Horwitz and RHC possesses the power to vote, direct the vote, dispose of and direct the disposition of all shares beneficially owned by each.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable.

Item 9.  Notice of Dissolution of the Group.
         Not Applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 11, 1997
Date


/s/ Robert Horwitz

_____________________________
Robert Horwitz


RH Capital Associates

By: /s/ Robert Horwitz

_____________________________
Robert Horwitz
























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